FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MEDIA RELEASE
SALIENT FEATURES
SIGNATURES

M E D I A   R E L E A S E

Gold Fields Limited Reports
First Quarter 2003 Earnings

Live Conference Call Audio Webcasts on 7 November at
8.30 and 16.30 Johannesburg time

See www.goldfields.co.za for more details

•	Robust operational performance
•	Attributable gold production of 1,130,000 ounces
•	Unit cost increase restricted to 5.7 per cent
•	Operating profit of R1.6 billion, in line with previous quarter
•	Net earnings, excluding gains and losses on financial instuments and foreign debt, of R735 million
•	Reduction in the marked to market value of currency financial instruments and the unrealised loss on foreign debt due to a weakening of the Australian Dollar led to net earnings of R542 million

Johannesburg, 7 November 2002 – Gold Fields Limited (JSE and NYSE – GFI) today reported September quarter net earnings, before gains and losses on financial instruments and foreign debt, of R735 million, or 156 cents per share, compared to R845 million, or 180 cents per share, in the June quarter. Translated to US Dollars, the net earnings for the September quarter, excluding the aforementioned gains and losses, were $71 million, or $0.15 per share, compared to $80 million, or $0.17 per share, for the previous quarter.

Ian Cockerill, Chief Executive Officer of Gold Fields, said; “For the September quarter Gold Fields delivered another robust operational performance with all operations delivering to expectation and keeping a tight lid on costs”.

After taking into account the effects of the depreciation of the Australian Dollar against the United States Dollar, which resulted in a reduction in the marked to market valuation of the Australian Dollar currency financial instruments, as well as an unrealised exchange loss on foreign debt as compared to unrealised gains in the previous quarter, net earnings for the September quarter reduced to R542 million (US$52 million), or 115 cents per share (US$0.11), compared to R1,180 million (US$112 million), or 251 cents per share (US$0.24) for the June quarter.

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), N J Holland† (Financial Director), G J Gerwel,
J M McMahon†, G R Parker‡, R Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, †British, ‡American
Company Secretary: V D MacDonald

Operational performance was robust, with operating profit of R1.6 billion (US$152 million), in line with that achieved in the previous quarter, despite a 5.7 per cent quarter-on-quarter increase in unit cash costs, which included a previously agreed annual wage increase in South Africa of 9 per cent. Additional items contributing to the reduction in earnings were a R67 million increase in amortisation, and a R85 million increase in deferred tax at Beatrix.

Revenue for the quarter increased 4 per cent from R3,826 million (US$372 million) to R3,964 million (US$382 million) due to an increase in gold sold from 1,193,000 ounces in the June quarter to 1,219,000 ounces in the September quarter.

The Company’s balance sheet remains strong, with a cash balance at the end of the quarter of R1,439 million (US$136 million), after payment of a bi-annual dividend of R1,039 million (US$97 million) and tax payments of R486 million (US$47 million).

The Rand gold price received decreased from R105,024 per kilogram to R104,542 per kilogram due primarily to the strengthening of the Rand/US Dollar exchange rate from R10.51 during the June quarter to R10.38 in the September quarter. The effect of the stronger Rand, however, was partially offset by the average US Dollar gold price increasing from $311 per ounce to $313 per ounce quarter on quarter.

Attributable gold production decreased from 1,159,000 ounces to 1,130,000 ounces in the current quarter. Production was 14,000 ounces lower at the South African operations and 15,000 ounces lower at the international operations.

Operations

Production at Driefontein decreased 7 per cent to 330,000 ounces, at a slightly lower combined yield of 6.4 grams per ton against last quarter’s 6.5 grams per ton, despite an increase in underground tons quarter on quarter, from 891,000 tons to 971,000 tons. The decline in production is in line with expected levels of production and follows abnormally high yields encountered in the previous quarter. Total cash costs increased 11 per cent from US$147 per ounce to US$165 per ounce.

Kloof once again achieved a 6 per cent increase in production from 273,000 ounces to 289,000 ounces due to an increase in underground tonnage from 807,000 to 866,000 tons, while grade was maintained. Total cash costs increased slightly from US$175 per ounce to US$179 per ounce.

In the Free State, production at Beatrix decreased 9 per cent to 157,000 ounces from 172,000 due to lower yields, despite an increase in tons milled from 1,135,000 tons to 1,164,000 tons. Management expect yields to improve in the near future. Total cash costs increased to US$199 per ounce from US$165 per ounce.

In Ghana, Tarkwa had a good quarter with production increasing by 24 per cent from 120,000 ounces in the June quarter to 149,000 ounces in the September quarter. Total cash costs remained unchanged at US$180 per ounce. At Damang, production decreased 18 per cent to 70,000 ounces as a result of a 5 per cent drop in mill throughput and a 13 per cent decrease in yield. Both factors were anticipated as the mill treated harder and lower grade ore sources from both the open pit and stockpiles. Total cash costs at Damang increased from US$190 per ounce to US$263 per ounce, and despite lower grade ores now being encountered, total cash costs are expected to stabilize at around US$240 per ounce.

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As expected, in Australia the performance of St. Ives and Agnew was poorer quarter on quarter; but operations at Agnew moved back to profitability with the mine reporting a significant reduction in total cash costs from US$311 per ounce to US$236 per ounce.

Arctic Platinum Partnership

During the quarter Arctic Platinum Partnership continued its assessment of the Suhanko Project. The development scenario under examination involves the open pit mining of the Konttijärvi and Ahmavaara deposits and the production of a flotation concentrate with on-site milling and flotation facilities. The study considered conventional downstream options for smelting the concentrate and refining the base and precious metals.

The analysis so far suggests that due to the nature of the concentrate produced by the Suhanko Project, a number of conventional downstream processes and tolling options are sub optimal, particularly considered against the background of a volatile Palladium market. As a result, the study had been broadened to include alternative downstream treatment options, leading to a delay in completion of the study, which had been slated for September 2002. A further phase of work is already underway to assess these options to a greater degree of certainty.

Exploration work during the quarter focused on consolidation of all recent drilling programs and in particular, the assessment of the SK Reef ore bodies from an open pit and underground mining point of view and exploration for higher grade offset style occurrences identified in the vicinity Narkaus Intrusion. Work in these areas continues.

Gold Fields and Outokumpu are continuing joint funding of this program at their respective interests of 51% and 49%.

Exploration

Gold Fields’ exploration activities have increased in response to a rising gold price, with drilling being conducted on five projects in Guatemala, Ghana, Bulgaria, Brazil and Australia. In addition, the Exploration group has been assisting operations to enhance value at St Ives, Agnew and Damang through aggressive exploration programs.

New opportunities are being examined in Tanzania, Burkina Faso, Democratic Republic of Congo, China, Ecuador, Chile, Canada, and Eritrea. During the quarter, Gold Fields made an A$10 million investment in Sino Mining, an Australian gold company, to secure a 10 per cent interest in that company. While Sino operates a small producing mine in China, the Gold Fields investment is aimed specifically at giving Gold Fields exposure to Sino’s highly prospective exploration activities in China. Sino is actively exploring several highly promising gold prospects in that country.

Gold Fields Limited is one of the world’s largest unhedged gold companies with more than 4 million ounces of attributable gold production per annum, 187 million ounces of mineral resources, and reserves of 79 million ounces. The company has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration worldwide. It is focused on increasing value at its existing operations and on international growth. The principal trading market for the company’s ordinary shares is the JSE Securities Exchange South Africa (GFI). In addition, the company’s ordinary shares are listed on the London Stock Exchange, on Euronext in Paris and Brussels, and the SWX Swiss exchange. The company’s American Depositary shares are listed on the New York Stock Exchange (GFI).

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SALIENT FEATURES

	SA Rand						US Dollars

Quarter						Quarter

Sept 2001	June 2002	Sept 2002				Sept 2002	June 2002	Sept 2001

27,555	36,046	35,163	kg	Gold produced*	Oz (000)	1,130	1,159	886
53,829	57,935	61,222	R/kg	Total cash costs	$/oz	183	171	200
7,675	11,014	10,831	000	Tons milled	000	10,831	11,014	7,675
73,646	105,024	104,542	R/kg	Revenue	$/oz	313	311	274
212	207	222	R/ton	Operating costs	$/ton	21	20	25
498	1,610	1,578	Rm	Operating profit	$m	152	157	59

203	1,180	542	Rm	Net earnings	$m	52	112	24
45	251	115	SA c.p.s.		US c.p.s.	11	24	5

203	845	735	Rm	Net earnings excluding gains and losses	$m	71	80	24
45	180	156	SA c.p.s.	on financial instruments and foreign debt	US c.p.s.	15	17	5

*Attributable – All companies wholly owned except for Ghana (71.1%)

- ends -

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: December 10, 2002

By:
Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs

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